UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

Rao Akella

121 Stonegate Rd.

Lake Forest, IL 60045

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 009728 10 6

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):
Rao Akella

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

	7	Sole Voting Power:
26,045,251
Number of Shares Beneficially Owned by Each Reporting Person With
	8	Shared Voting Power:
-

	9	Sole Dispositive Power:
26,045,251

	10	Shared Dispositive Power:
-

11	Aggregate Amount Beneficially Owned by Each Reporting Person:
26,045,251

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):
20.7%[1]

14	Type of Reporting Person (See Instructions):
IN

1 Based on Akorn, Inc’s Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2019, there were 125,850,278 shares of common stock outstanding.

Item 1.     Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Akorn, Inc., a Louisiana corporation (the “Issuer” or “Akorn”).  The address of the principal executive offices of the Issuer is 1925 W. Field Court, Suite 300, Lake Forest, Illinois, 60045; its telephone number is (847) 279-6100.

Item 2.     Identity and Background.

(a)	This Schedule 13D is being filed by Rao Akella (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is EJ Financial Enterprises, Inc., 121 Stonegate Rd. Lake Forest, IL 60045.

(c)	The Reporting Person is the President and sole director of EJ Financial Enterprises, Inc.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

The Reporting Person became the beneficial owner of the securities listed herein in connection with his appointment as trustee of the trusts named in this Schedule 13D.

Item 4.     Purpose of Transaction.

(a) – (g) The information contained in Items 3 is incorporated herein by reference.

The Reporting Person has beneficial ownership over Common Stock that has been acquired by entities as an investment. The Reporting Person intends to continue to review Akorn’s business affairs and general economic and industry conditions and, based upon such review, the Reporting Person, will, on an on-going basis, evaluate various alternative courses of action including additional capital investments in Akorn. Alternatively, the Reporting Person may sell all or a portion of their holdings in Akorn in the open market, subject to the requirements of Rule 144 or as otherwise permitted.

Item 5.	Interest In Securities of the Issuer

(a) – (b):

The Facing Page for the Reporting Person sets forth the aggregate number and percentage of Common Stock of Akorn of which the Reporting Person is the beneficial owner.

The shares of Common Stock reported on the Facing Page over which the Reporting Person has sole dispositive and voting power include the following:

(i) 15,050,000 shares of Common Stock owned by Akorn Holdings, LP, a Delaware limited partnership, of which EJ Financial Enterprises, Inc. is the Managing General Partner. As President and sole director of EJ Financials Enterprises, Inc., the Reporting Person has voting and dispositive power over these shares.

(ii) 4,434,162 shares of Common Stock owned by several trusts (the “Trust”), of which the Reporting Person is the sole trustee but not a beneficiary;

(iii) 3,590,445 shares of Common Stock owned by EJ Funds LP, a Delaware limited partnership, of which EJ Financial Enterprises, Inc. is the Managing General Partner. The Reporting Person serves as President and sole director of the Managing General Partner;

(iv) 2,970,644 shares of Common Stock held by EJ Financial/ Akorn Management LP of which Pharma Nevada, Inc. is the Managing General Partner and the Reporting Person is the President and Director of Pharma Nevada, Inc.; and

(v) Does not include 2,924,525 shares of Common Stock owned by the John and Editha Kapoor Charitable Foundation and the Editha House Foundation over which the Reporting Person has shared dispositive and voting power with at least two other persons.

(c) In June 2019, the Reporting Person was appointed as trustee of the various trusts and Dr. John Kapoor was removed as trustee of those trusts. The Reporting Person also became the sole officer and director of EJ Financial Enterprises, Inc. and Pharma Nevada, Inc. and on July 17, 2019 was granted an irrevocable proxy over voting and investment power of Dr. John Kapoor’s interests in EJ Financial Enterprises, Inc. and Pharma Nevada, Inc.

(d) Inapplicable.

(e) Inapplicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

EJ Funds LP and Akorn and Akorn (New Jersey), Inc. entered into a Modification, Warrant and Investor Rights Agreement, dated April 13, 2009 (the "Modification Agreement") under which EJ Funds LP has the right to nominate two directors to serve on Akorn's Board of Directors. The Modification Agreement requires that the designees be recommended by the Board of Directors at each shareholder election of directors and that all proxies be voted in favor of the election of the designees except as otherwise directed by any shareholder. The description of the Modification Agreement is only a summary and is qualified in its entirety by the full text of the agreement filed as an exhibit hereto, which is incorporated by reference herein.

On July 17, 2019, the Reporting Person was granted an irrevocable proxy over voting and investment power of John Kapoor’s interests in EJ Financial Enterprises, Inc. and Pharma Nevada, Inc.

Item 7.     Exhibits.

1. Modification, Warrant and Investor Rights Agreement, dated April 13, 2009, among Akorn, Inc., Akorn (New Jersey), Inc., and EJ Funds LP. (incorporated herein by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on April 17, 2009).

2. Irrevocable proxy between Rao Akella and John Kapoor dated July 17, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2019	/s/ Rao Akella
Rao Akella